

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 7, 2017

<u>Via E-mail</u>
Mark Dentinger
Chief Financial Officer
InvenSense, Inc.
1745 Technology Drive, Suite 200
San Jose, CA 95110

      Re: InvenSense, Inc
              Form 10-K for Fiscal Year Ended April 3, 2016
              Filed May 25, 2016
              File No. 1-35269

Dear Mr. Dentinger:

      We refer you to our comment letter dated December 20, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

        David Young
        General Counsel
        InvenSense, Inc.